Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following description of the capital stock of Entravision Communications Corporation (the “Company”) does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, Entravision’s third amended and restated certificate of incorporation, or certificate of incorporation. The certificate of incorporation is an exhibit to this Annual Report on Form 10-K, of which this exhibit is a part.

Entravision’s capital stock consists of:

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350,000,000 authorized shares of common stock, $0.0001 par value per share, which consists of
o
260,000,000 shares of Class A common stock,
o
40,000,000 shares of Class U common stock; and
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50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

General. The holders of the Company’s Class A common stock and Class U common stock have the same rights except with respect to voting, convertibility and transfer. The Class A common stock is traded on The New York Stock Exchange under the trading symbol “EVC”. The Class U common stock is neither registered with the Securities and Exchange Commission nor is it publicly listed. Univision Communications Inc., or Univision, is the holder of all of the issued and outstanding Class U common stock.

Dividends. Subject to the right of the holders of any class of the Company’s preferred stock, holders of shares of the Company’s common stock are entitled to receive dividends that may be declared by Entravision’s board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of Entravision’s common stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of its common stock; except with respect to the payment of stock dividends, in which case holders of a specific class of its common stock are entitled to receive only additional shares of that class. The Company may not reclassify, subdivide or combine shares of any class of its common stock without, at the same time, proportionally reclassifying, subdividing or combining shares of the other classes.

Voting Rights. Holders of the Company’s Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Entravision’s Class A common stock present in person or represented by proxy, subject to any voting rights granted to holders of any class of its preferred stock.

Holders of the Class U common stock are not entitled to voting rights. However, such holders have the right to approve any merger, consolidation or other business combination involving the Company, any dissolution of the Company, any assignment of the Company’s Federal Communications Commission, or FCC, licenses for any of its affiliated television stations, any amendment of the Company’s charter or bylaws to adversely affect the rights of the holders of Class U common stock, and any issuance of any additional shares of Class U common stock. These special voting rights will terminate upon Univision selling below approximately 70% of its ownership level of Entravision’s Class U common stock.

Liquidation Rights. The holders of each class of Entravision’s common stock share equally on a per share basis upon liquidation or dissolution of all of Entravision’s assets available for distribution to common stockholders.

Conversion and Transfer. Shares of Entravision’s Class U common stock are convertible into shares of Entravision’s Class A common stock on a share-for-share basis automatically upon the transfer of such shares to a person or entity which is not an affiliate of the holder.

Other Rights. The holders of Entravision’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares.

Foreign Ownership

The Company’s certificate of incorporation restricts the ownership of the Company’s capital stock in accordance with the Communications Act of 1934 and the rules of the FCC that may prohibit direct ownership of more than 20% of the Company’s outstanding capital stock, or beneficial ownership of more than 25% of the Company’s capital stock through others, by or for the account of aliens, foreign governments or non-U.S. corporations or corporations otherwise subject to control by those persons or entities. The Company’s certificate of incorporation also prohibits any transfer of the Company’s capital stock which would cause the Company to violate this prohibition. In addition, the Company’s certificate of incorporation authorizes the Company’s board of directors to adopt other provisions that it deems necessary to enforce these prohibitions.